Exhibit (a)(2)(I)

NOTICE TO HOLDERS OF SHARES OF COMMON STOCK AND AMERICAN

DEPOSITARY SHARES OF

GMARKET INC.

On April 15, 2009, the Board of Directors (the “Board”) of Gmarket Inc. (the “Company”) convened to consider a series of transactions pursuant to which, among others, (a) the Company, eBay Inc. (“eBay”) and eBay KTA (UK) Ltd., an indirect wholly owned subsidiary of eBay (“Acquisition Sub”), would enter into a Share Allocation and Tender Offer Agreement (the “Share Allocation and Tender Offer Agreement”) and a Share Purchase Agreement (the “IAC Share Purchase Agreement”); and pursuant to such agreements, (b) Acquisition Sub would commence a cash tender offer to purchase all of the Company’s issued and outstanding shares of Common Stock, par value Won 100 per share, and American Depositary Shares, each representing one share of Common Stock (the “ADSs” and, together with shares of Common Stock, the “Company Securities”) at a price of U.S. $24.00 per Company Security, net to the seller, without interest and less any required withholding taxes (the “Offer”) and, (c) following completion of the Offer (subject to certain conditions, including, without limitation, the Minimum Condition defined in the Share Allocation and Tender Offer Agreement), the Company would allocate, issue and sell to Acquisition Sub 23,131,071 shares of Common Stock at a per share purchase price equal to the Offer Price (the “Share Allocation”) and (d) the Company would use the proceeds from the Share Allocation to purchase the 99.99% interest in Internet Auction Co., Ltd. (“IAC”) held by Acquisition Sub, providing for a business combination transaction structured to allow eBay to acquire a controlling interest in the Company and combine eBay’s Korea Internet marketplace operations conducted through IAC with those of the Company.

The Board, based on the unanimous recommendation of its Special Committee of independent members of the Board who led the negotiations with eBay and Acquisition Sub, unanimously (a) determined that the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Share Allocation, are in the best interests of the Company and its security holders; and (b) approved the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Share Allocation. The Company, eBay and Acquisition Sub entered into the Share Allocation and Tender Offer Agreement and the IAC Share Purchase Agreement on April 16, 2009.

The Board hereby unanimously recommends that holders of Company Securities tender their Company Securities in the Offer.

If the Offer is completed, Company Securities not tendered in the Offer will remain outstanding. Neither eBay nor Acquisition Sub will be obligated to purchase any Company Securities not tendered in the Offer or any subsequent offering period. In addition, if the Offer and the Share Allocation are completed,

Acquisition Sub then will own at least two-thirds (2/3) of the outstanding Company Securities and, accordingly, will control the election of the Board and the outcome of certain matters submitted to a vote of shareholders.

More information about the Offer and the proposed transactions is available in the Company’s Schedule 14D-9, a copy of which is available from the Company, and the Acquisition Sub’s Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission, a copy of which is available at the principal office or any branch of Goodmorning Shinhan Securities Co., Ltd., Acquisition Sub’s common share depositary for the Offer.